Exhibit 99.7

NICE Actimize Positioned as a Luminary in Celent’s 2026 “Know

Your Customer Systems: Adverse Media Screening” Report

NICE Actimize’s solution applies Agentic AI to produce article-level summaries, sentiment and relevancy to surface key risk indicators and context quickly

Hoboken, N.J., July 27, 2026 – NICE Actimize, a NiCE (NASDAQ: NICE) business, has been recognized by Celent, a global research and advisory firm for the financial services industry, as a Luminary in its recently released report, “Know Your Customer Systems: Adverse Media Screening Technology Capabilities Matrix.” The report provided in-depth profiles and evaluations of the functionality and technology of 25 KYC/Adverse Media providers. Celent defines those placed in the Luminary category as excelling in both advanced technology and breadth of functionality and having a leading market presence.

The Celent report summarized, “NICE Actimize’s adverse media offering automates negative-news monitoring, replacing manual review with consolidated ingestion, scoring, and entity-level summarization of articles. The solution aggregates content from multiple third-party sources.”

According to the report, NICE Actimize’s solution strengths and differentiators include, “the application of generative-AI to produce article-level summaries and commentary intended to surface key risk indicators and context quickly.” Another strength highlighted is its “real-time sentiment analysis to rank coverage by tone and severity, using factors such as mentioned frequency and prominence, the subject’s role in the article, the strength of linkage to negative events (direct or indirect), and the depth of information.”

“Organizations are looking for adverse media solutions that reduce investigative burden while improving risk visibility. NICE Actimize combines advanced AI capabilities with comprehensive adverse media screening, using generative AI for contextual summarization alongside sophisticated risk scoring and sentiment analysis to help financial institutions prioritize relevant information and strengthen KYC and AML decision-making,” said Neil Katkov, PhD, Risk Director at Celent and author of the report.

"Adverse media monitoring is a critical component of modern AML and KYC programs," said Craig Costigan, CEO, NICE Actimize. "By combining AI-driven intelligence with continuous monitoring and contextual risk analysis, financial institutions can move beyond manual reviews to make faster, more informed decisions. Our solutions help institutions onboard new clients quickly, strengthen compliance, and reduce financial crime risk.”

NICE Actimize's KYC solutions provide adverse media screening within customer onboarding, customer due diligence (CDD), enhanced due diligence (EDD), and ongoing watchlist and transaction monitoring. With X-Sight DataIQ Adverse Media embedded in the platform, organizations analyze global news and public sources for negative information, using AI, multilingual processing, and entity resolution to identify relevant risks while reducing false positives. AI-generated summaries provide investigators with concise context to support faster, more informed risk decisions.

The Celent report noted that among NICE Actimize’s planned enhancements are additional pre-integrated data sources, NLP-based search, LLM-based search and analysis, and LLM-driven alert generation.

To learn more about NICE Actimize’s KYC solutions, which realize effective KYC across business lines and geographies, please click here. To download a complimentary copy of this report, please click here.

About NICE Actimize

As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors

Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.